Via Facsimile and U.S. Mail
Mail Stop 6010

June 18, 2007

Mr. Mark G. Foletta
SVP, Finance and CFO
Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, CA 92121

Re: **Amylin Pharmaceuticals, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 26, 2007
File No. 000-19700

Dear Mr. Foletta:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2006

Liquidity and Capital Resources, page 42

1.   With regards to your contractual obligations, please provide us, in disclosure type format, a discussion of the future milestone payments beyond the 12 month period. In your Form 10-Q for the quarter ended March 31, 2007, you indicated that you expect to make a development milestone payments up to $15 million associated with licensing agreements in the next 12 months. Also disclose this information in the notes to your financial statements.

Note 1. Summary of Significant Accounting Policies, page F-7
Concentrations of Risk, page F-8

2.   Please provide to us in disclosure type format a revised discussion of significant customers that identifies separately each significant customer in excess of 10% of revenues. Also include a discussion that provides disclosure of your revenues by products similar to what you include in your management's discussion and analysis on page 38. Refer to paragraphs 37 and 39 of SFAS 131.

3.   Provide to us in disclosure type format a revised discussion that includes these significant customers by name and its relationship to you to be included in your "Business" section. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Note 2. Investments, page F-13

4.   Please provide to us in disclosure type format your accounting policy regarding any potential prepayments that are associated with the significant number of "Mortgage-backed securities" included in your portfolio.

Note 4. Collaborative Agreements, page F-14
Collaboration with Eli Lilly and Company, page F-14

5.   Related to your discussion in the first full paragraph on page F-15 of the milestone payments that you received from Lilly that may be converted into common stock upon the failure to file an NDA by a specific date. Please provide to us in disclosure type format the amount of the payment that can be converted, the conversion rate, and the number of shares into which this may be converted.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant